HANG SENG BANK
Our Ref: HOS CSE 040964

6 December 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

82-1747

SUPPL

Attention: Ms Janette M Aalbregtse

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We would like to inform that the Board of Hang Seng Bank today announced a number of Board and management changes.

Mr David Eldon will retire as non-executive Chairman of Hang Seng at the conclusion of its Annual General Meeting on 21 April 2005. Mr Eldon will also retire as Chairman of The Hongkong and Shanghai Banking Corporation Limited with effect from 24 May 2005, and from the HSBC Holdings plc Board at the conclusion of the HSBC Annual General Meeting on 27 May 2005.

Mr Eldon's position as Chairman of Hang Seng will be assumed by Mr Michael Smith on 22 April 2005. Mr Smith will remain as the Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited.

Mr Vincent Cheng will step down as Vice-Chairman and Chief Executive of Hang Seng on 25 May 2005, and will succeed Mr Eldon as the Chairman of The Hongkong and Shanghai Banking Corporation Limited on the same day. Mr Raymond Or will succeed Mr Cheng as Vice-Chairman and Chief Executive of Hang Seng on 25 May 2005 at which time Mr Or will relinquish his position of General Manager of The Hongkong and Shanghai Banking Corporation Limited.

There are also other changes to the Board and management of Hang Seng. They are detailed in the press release issued by Hang Seng today.

A copy of the press release is enclosed for your information.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl

dlw 12/21

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

Press Release

6 December 2004

BOARD AND MANAGEMENT CHANGES AT HANG SENG BANK

新聞稿

The Board of Hang Seng Bank today (6 December 2004) announced that Mr David Eldon, 59, will retire as non-executive Chairman of Hang Seng Bank at the conclusion of its Annual General Meeting on 21 April 2005.

Mr Eldon, who took over the chairmanship of Hang Seng in January 1998, will retire as Chairman of The Hongkong and Shanghai Banking Corporation Limited on 24 May 2005, and from the HSBC Holdings plc Board at the conclusion of the HSBC Annual General Meeting on 27 May 2005.

The Board of Hang Seng Bank wished to express its gratitude to Mr Eldon for his outstanding contributions and wise counsel over the years and offer its best wishes to him.

Mr Eldon's position as Chairman of Hang Seng will be assumed by Mr Michael Smith on 22 April 2005. Mr Smith will remain as the Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited.

Mr Vincent Cheng, 56, will step down as Vice-Chairman and Chief Executive of Hang Seng on 25 May 2005, and will succeed Mr Eldon as the Chairman of The Hongkong and Shanghai Banking Corporation Limited on the same day. Mr Cheng will be succeeded by Mr Raymond Or, 55, as Vice-Chairman and Chief Executive of Hang Seng on 25 May 2005 at which time he will relinquish the position of General Manager of The Hongkong and Shanghai Banking Corporation Limited.

Mr Roger Luk will cease to be Managing Director and Deputy Chief Executive of Hang Seng Bank today. Mr Luk will be seconded to HSBC to undertake special project work in the UK prior to his retirement from Hang Seng on 1 May 2005 after 30 years of service.

He will be succeeded by Mr Joseph C Y Poon as Executive Director and Deputy Chief Executive of Hang Seng on 7 December 2004. Mr Poon will relinquish the position of Senior Executive, Commercial Banking, of The Hongkong and Shanghai Banking Corporation Limited on the same day.

Mr W K Mok, currently Managing Director and General Manager, and Head of Wealth Management of Hang Seng, will be appointed Managing Director and Chief Operating Officer with effect from 1 January 2005. He will report directly to the Chief Executive.

More…

Mr William Leung, currently Deputy General Manager and Deputy Head of Commercial Banking, will succeed Mr Mok and be promoted to General Manager and Head of Wealth Management on 1 January 2005.

Mr Eldon said: "It has been an honour and pleasure to serve as Chairman of Hang Seng Bank. I would like to thank the Board, management and staff for their unfailing support in the past seven years." He also thanked Mr Luk for his 30 years of service and his contributions to the Bank, and wished him well in his retirement from the Bank.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 160 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), two sub-branches (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$503.9 billion as at 30 June 2004, the Bank reported a profit attributable to shareholders of HK$6.24 billion for the first six months of 2004, and HK$9.54 billion in 2003. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:

Walter Cheung	2198-4020
Cecilia Ko	2198-4227

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